UNITED STATES
   SECURITIES AND EXCHANGE COMMISSION
         Washington, D.C.  20549

             SCHEDULE 13G

Under the Securities Exchange Act of 1934*

  Patriot Transportation Holding, Inc.

           (Name of Issuer)

             Common Stock

    (Title of Class of Securities)


               70337B102
             (CUSIP Number)

            December 31, 2012

(Date of Event Which Requires Filing of this Statement)

           Daniel B. Nunn, Jr.
         Fowler White Boggs P.A.
          50 North Laura Street
               Suite 2800
      Jacksonville, Florida  32202
             (904) 598-3118

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [x] Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                   SCHEDULE 13G

--------------------------------------------------------
CUSIP No.:  70337B102
--------------------------------------------------------
1  NAME OF REPORTING PERSON
    John D. Baker II and Edward L. Baker II, as trustees
    for the separate trust for John D. Baker II created
    under the Cynthia L. Baker Trust U/A/D April 30, 1965.
--------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X]
                                                    (b)[ ]
--------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
     Florida
--------------------------------------------------------
                             5  SOLE VOTING POWER
                                1,113,474
NUMBER OF SHARES	     ---------------------------
  BENEFICIALLY		     6  SHARED VOTING POWER
   OWNED BY			0
     EACH		     ---------------------------
   REPORTING	             7  SOLE DISPOSITIVE POWER
    PERSON		        1,113,474
     WITH		     ---------------------------
                             8  SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

    1,113,474
--------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [   ]
--------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      11.79%
--------------------------------------------------------


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12  TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------

                    SCHEDULE 13G

--------------------------------------------------------
CUSIP No.: 70337B102
--------------------------------------------------------
1  NAME OF REPORTING PERSON
   John D. Baker II
--------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X]
                                                    (b)[ ]
--------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
--------------------------------------------------------
                           5  SOLE VOTING POWER
                              216,775
NUMBER OF SHARES	   -----------------------------
  BENEFICIALLY		   6  SHARED VOTING POWER
   OWNED BY		      1,234,374
     EACH		   -----------------------------
   REPORTING		   7  SOLE DISPOSITIVE POWER
    PERSON		      216,775
     WITH		   -----------------------------
                           8  SHARED DISPOSITIVE POWER
                              1,234,374
--------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

   1,354,249
--------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [X]


--------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    14.34%
--------------------------------------------------------

12  TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------

                    SCHEDULE 13G

--------------------------------------------------------
CUSIP No.: 70337B102
--------------------------------------------------------
1  NAME OF REPORTING PERSON
   Edward L. Baker II
--------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[X]
                                                    (b)[ ]
--------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
--------------------------------------------------------
                           5  SOLE VOTING POWER
                              97,299
NUMBER OF SHARES	   -----------------------------
  BENEFICIALLY		   6  SHARED VOTING POWER
   OWNED BY		      1,113,474
     EACH		   -----------------------------
   REPORTING		   7  SOLE DISPOSITIVE POWER
    PERSON		      97,299
     WITH		   -----------------------------
                           8  SHARED DISPOSITIVE POWER
                              1,113,474
--------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

   97,299
--------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [X]

--------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    1.03%
--------------------------------------------------------

12  TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------

Item 1.

	(a)	The name of the Issuer is Patriot
Transportation Holding, Inc.

	(b)	The Issuer's principal executive offices
are located at 200 West Forsyth Street, 7th Floor,
Jacksonville, Florida 32202.

Item 2.

	(a)	This Schedule 13G is filed on behalf of
John D. Baker II and Edward L. Baker II, as trustees for the separate trust for John D. Baker II created under the Cynthia L. Baker Trust U/A/D April 30, 1965
(the "JDB Trust"), and John D. Baker II and Edward L.
Baker II individually (each, a "Reporting Person").

	(b)	The principal executive offices of the
JDB Trust are located at Wells Fargo Family Wealth,
1 West 4th Street, D 4000-015, Winston-Salem, NC 27101.

		The principal business address for the
individual Reporting Person, John D. Baker II, is 200
West Forsyth Street, 7th Floor, Jacksonville, Florida
32202. The principal business address for the individual
Reporting Person, Edward L. Baker II, is 200 West Forsyth
Street, 7th Floor, Jacksonville, Florida 32202.

	(c)	The Cynthia L. Baker Trust (the
"CLB Trust") was organized as a Florida trust on April 30, 1965. Each individual Reporting Person is a citizen of the United States.

	(d)	This Schedule 13G relates to the common
stock of the Issuer, par value $.10 per share.
The numbers pertaining to the ownership of common stock in this Schedule 13G reflect an adjustment for the Issuer's 3-for-1 stock split effective as of January 17, 2011.

	(e)	The CUSIP number of the common stock is
70337B102.

Item 3.

	Not applicable

Item 4.

	(a)	Amount beneficially owned:

		1)	JDB Trust:        1,113,474

		2)	John D. Baker
                        II:               1,354,249

		3)	Edward L. Baker
                        II:                  97,299

		Total:		          1,451,548 shares

	(b)	Percent of class:

		1)	JDB Trust:           11.79%

		2)	John D. Baker
                        II:                  14.34%

		3)	Edward L. Baker
                        II:	             1.03%

		Total:                      15.37%

	(c)	Number of shares as to which the person
has:

		(i)	Sole power to vote or to direct
the vote:

			1)	JDB Trust:      1,113,474

			2)	John D. Baker
                                II:               216,775

			3)	Edward L. Baker
                                II:                97,299

			Total:                  1,427,548

		(ii)	Shared power to vote or to direct
the vote:

			1)	JDB Trust:              0

			2)	John D. Baker
                                II:             1,234,374

			3)	Edward L. Baker
                                II:             1,113,474

			Total:                  1,234,374

		(iii)	Sole power to dispose or to direct
the disposition of:

			1)	JDB Trust:      1,113,474

			2)	John D. Baker
                                II:               216,775

			3)	Edward L. Baker
                                II:                97,299

			Total:                  1,427,548

		(iv)	Shared power to dispose or to
direct the disposition of:

			1)	JDB Trust:              0

			2)	John D. Baker
                                II:             1,234,374

			3)	Edward L. Baker
                                II:             1,113,474

			Total:                  1,234,374


John D. Baker II - Voting and Dispositive Power

	John D. Baker II has sole voting and dispositive power over 149,103 shares held in his Living Trust, 56,312 shares that he holds directly and 11,360 shares held in retirement accounts.

	Mr. Baker has shared voting and dispositive power with respect to the 1,113,474 shares held by the JDB Trust.

      Mr. Baker has shared voting and dispositive power with respect to 120,900 shares held by Regency Square II, a Florida general partnership.

John D. Baker II - Beneficial Ownership

	The beneficial ownership total of John D. Baker
II shown above includes the 1,113,474 shares held by the JDB Trust. Mr. Baker's reported beneficial ownership total also includes (i) 24,000 shares issuable under options exercisable within 60 days after December 31, 2012,
(ii) 149,103 shares held in his Living Trust,
(iii) 56,312 shares that he holds directly,
(iv) 11,360 shares held in retirement accounts and
(v) 5,889 shares held by his wife as to which he disclaims beneficial ownership.

	Mr. Baker's reported beneficial ownership total excludes the 120,900 shares held by Regency Square II as well as 194,598 shares held under various trusts for the benefit of his wife and children. Mr. Baker disclaims beneficial ownership of all of such shares.

Edward L. Baker II - Voting and Dispositive Power

	Edward L. Baker II has sole voting and dispositive power over 97,299 shares that he holds directly.

	Mr. Baker has shared voting and dispositive power with respect to the 1,113,474 shares held by the JDB Trust.

Edward L. Baker II - Beneficial Ownership

	The beneficial ownership total of Edward L. Baker
II shown above includes 97,299 shares that he holds directly. Mr. Baker disclaims beneficial ownership of the 1,113,474 shares held by the JDB Trust.

Item 5.	  Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

	Not applicable.

Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

	Not applicable.

Item 8. Identification and Classification of Members of the Group.

	JDB Trust
	John D. Baker II
	Edward L. Baker II

	Each Reporting Person may also be deemed to be members of a group with Edward L. Baker and Thompson S.
Baker II. Each Reporting Person disclaims beneficial ownership to shares owned by such persons.

Item 9.  Notice of Dissolution of Group.

	Not applicable.

Item 10.  Certification.

	Not applicable.

                    SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated:  February 12, 2013


                /s/ John D. Baker II
		_________________________________
		John D. Baker II


                /s/ Edward L. Baker II
		_________________________________
		Edward L. Baker II


                /s/ John D. Baker II
		_________________________________
		John D. Baker II, as Trustee of
                JDB Trust


                /s/ Edward L. Baker II
		_________________________________
		Edward L. Baker II, as Trustee of
                JDB Trust